UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	1-14852

GRUMA, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Calzada del Valle, 407 Ote.

Colonia del Valle

66220 San Pedro Garza García, Nuevo León

México

Tel: +52 (81) 8399-3349

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series B Common Shares, without par value

American Depositary Shares, each representing

four Series B Common Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1                           Exchange Act Reporting History

A.                                    GRUMA, S.A.B. DE C.V. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about September 17, 1998, the date that its registration statement on Form F-4 became effective.

B.                                    The Registrant has filed or submitted all reports required under Section 13(a) and Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (“Commission”) rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

ITEM 2                           Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on January 30, 2006.

ITEM 3                           Foreign Listing and Primary Trading Market

A.                                    The Registrant has maintained a listing of its Series B common shares, without par value (the “Shares”) on the Bolsa Mexicana de Valores (the Mexican Stock Exchange, or “BMV”), which is located in Mexico City, Mexico.  The BMV constitutes the primary trading market for the Shares.

B.                                    The Shares were initially listed on the BMV on April 29, 1994.  The Registrant has maintained the listing of the Shares on the BMV since such date and continues to do so as of the date hereof.

C.                                    During the 12-month period beginning September 1, 2014 and ending August 31, 2015, 90.70% of the average daily trading volume in the Registrant’s Shares occurred through the BMV.

ITEM 4                           Comparative Trading Volume Data

Not applicable.

ITEM 5                           Alternative Record Holder Information

As of September 8, 2015, the number of record holders of the Shares on a worldwide basis was 126.

ITEM 6                           Debt Securities

Not applicable.

ITEM 7                           Notice Requirement

A.                                    As required by Rule 12h-6(h), the Registrant published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 29, 2015, which was submitted under cover of a Form 6-K on June 29, 2015.

B.                                    The notice was disseminated by major newswire services in the United States, including Thompson Reuters. In addition, the notice was posted on the Registrant’s website.

ITEM 8                           Prior Form 15 Filers

Not applicable.

PART II

ITEM 9                           Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.gruma-en.com.

PART III

ITEM 10                    Exhibits

None.

ITEM 11                    Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                 The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                 Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                 It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GRUMA, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, GRUMA, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GRUMA, S.A.B. de C.V.

/S/ RAÚL CAVAZOS MORALES
Name: Raúl Cavazos Morales
Title: Chief Financial Officer

Dated: September 10, 2015